HCB
BANCSHARES, INC.


PRESS RELEASE                                       FOR IMMEDIATE RELEASE
                                                    ---------------------
                                                    Contact: Cameron D. McKeel
                                                    Telephone No.: 870.836.6841
                                                    Facsimile No.: 870.836.2122
                                                    March 15, 2002


           HCB BANCSHARES, INC. EXTENDS TENDER OFFER TO APRIL 5, 2002


     The Board of Directors of HCB Bancshares, Inc. ("HCB Bancshares") (NASDAQSC: HCBB) announced today its plans to extend its tender offer to acquire up to 377,866 shares of its common stock, $0.01 par value per share (the "Shares"), until 5:00 p.m., New York City time, on April 5, 2002. Purchases in the tender offer will be made at a price not greater than $14.75 nor less than $12.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 2002, as amended (the "Offer to Purchase"), in Supplement No. 1 dated March 11, 2002 (the "Supplement") and in the related Letter of Transmittal, which together with the Offer to Purchase and Supplement, constitute the "Offer".

     The tender offer commenced on January 31, 2002 and was scheduled to remain open through March 29, 2002. HCB Bancshares filed an amendment to the tender offer documents and mailed additional material related to the offer to HCB Bancshares shareholders on March 15, 2002. The Board is extending the offer to allow shareholders sufficient time to review the additional material.

     This announcement is not an offer to purchase or the solicitation of an offer to sell Shares of HCB Bancshares. HCB Bancshares' Offer is being made only by the Offer to Purchase, the Supplement and the related Letter of Transmittal. Shareholders should read these documents carefully because they contain important information. These and other filed documents are available to investors free of charge at the website of the U.S. Securities and Exchange Commission. Neither the Offer to Purchase will be made to, nor will tenders pursuant to the Offer to Purchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the Offer to Purchase would violate that jurisdiction's laws.

     Questions, requests for assistance, requests for copies of the Offer to Purchase, the Supplement, the Letter of Transmittal and all other tender offer documents may be directed to Keefe, Bruyette & Woods, Inc., the Information Agent for the tender offer, by calling (877) 298-6520 (toll free).